UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Sale of stake in Interactive Data completed

30 July 2010

PEARSON COMPLETES SALE OF 61% STAKE IN INTERACTIVE DATA

Pearson, the education and information company, has completed the sale of its 61% stake in Interactive Data to investment funds managed by Silver Lake and Warburg Pincus. The terms of the transaction are in line with the agreement announced on 4 May 2010.

Interactive Data shareholders will receive $33.86 in cash for each share of Interactive Data stock they own. The total cash consideration to Pearson is approximately $2bn before tax.

Rona Fairhead, chief executive of the Financial Times Group, said:

"Interactive Data has been a valued part of the FT Group and Pearson for many years and has become a world leader in its field. That's the result of the dedication and talent of its remarkable group of people, and we wish them every success with their new owners."

ENDS

For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith                               + 44 (0) 20 7010 2310

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   30 July, 2010

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary